October 10, 2019

Thomas Long
Chief Financial Officier
Energy Transfer LP
8111 Westchester Drive, Suite 600
Dallas, Texas 75225

       Re: Energy Transfer LP
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           Response dated October 3, 2019
           File No. 001-32740

Dear Mr. Long:

        We have reviewed your October 3, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 23, 2019 letter.

Form 10-K filed February 22, 2019

Item 7. Managements Discussion and Analysis of Financial Condition and Results of Operations, page 79

1. We note your response to comment one. The presentation of Total Segment Adjusted
      EBITDA in any context other than the ASC 280 required reconciliation in the footnote is the presentation of a non-GAAP measure. Because the non-GAAP measure on a consolidated basis includes amounts for unconsolidated affiliates based on the
      Partnership's proportionate ownership, it does not comply with the guidance in Question
      100.04 of the Non-GAAP Compliance and Disclosure Interpretations. Please revise to exclude this presentation or tell us why you do not believe the consolidated measure conflicts with this guidance.
 Thomas Long
Energy Transfer LP
October 10, 2019
Page 2



       You may contact Tony Watson at (202) 551-3318 or Bill Thompson at (202) 551-3344 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameThomas Long                           Sincerely,
Comapany NameEnergy Transfer LP
                                                        Division of Corporation
Finance
October 10, 2019 Page 2                                 Office of Trade &
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FirstName LastName